Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Filer: CM Life Sciences II Inc.

Filer’s Commission File Number: 001-40090

Subject Company: CM Life Sciences II Inc.

Date: August 18, 2021

FOR IMMEDIATE RELEASE

SomaLogic and Twist Bioscience Corporation announce partnership to discover novel therapeutic targets and antibodies

BOULDER, Colo. & SOUTH SAN FRANCISCO, Calif. (August 18, 2021)—CM Life Sciences II (Nasdaq: CMIIU) and SomaLogic, Inc., a leader in AI-data driven proteomics technology, and Twist Bioscience Corporation (Nasdaq: TWST), a company enabling customers to succeed through its offering of high-quality synthetic DNA using its silicon platform, today announced a collaboration aimed at creating novel antibodies and enabling innovative drug discovery based on key disease biomarkers. The collaboration will allow Twist to use the SomaScan® Platform to quickly identify antibodies against targets resulting from SomaLogic’s industry-leading 7,000-plex assay, believed to be one of the broadest views of the proteome available.

”Having access to the SomaScan® Platform provides a rich source of clinically relevant biomarkers in diverse therapeutic areas, where we can then take those targets and discover potent antibodies for the treatment of disease,” said Emily M. Leproust, Ph.D., CEO and co-founder of Twist Bioscience. “We intend to use the antibodies discovered for our internal pipeline, moving the most promising candidates through preclinical development and then potentially outlicensing to a partner.”

Human blood proteins are the targets for drugs that treat more than 90 percent of diseases. Determining which of these proteins has a causal relationship with a specific disease, and which could be a candidate for a targeted drug, has been a challenge for researchers. Studies using the SomaScan Platform often generate a list of proteins involved in a disease process that may differ significantly from the diseases being studied and provide new avenues for research into drug targets with potential benefits for patients. The collaboration between Twist Bioscience and SomaLogic provides an opportunity to explore targets across a wide range of therapeutic areas.

In addition, the list of potential protein targets found by the SomaScan Platform can be enriched for promising drug targets by using inhibitory SOMAmer® reagents for validating specific drug targets. These reagents could include SOMAmer reagents used in the SomaScan® Assay, as well as reagents from affinity-enriched pools that exist for each protein. This process can be a useful starting point for drug target validation.

Twist Bioscience leverages its unique technology platform to manufacture a broad range of synthetic DNA-based products, including synthetic genes, tools for next-generation sequencing sample preparation, and antibody libraries for drug discovery, optimization and development. Additionally, Twist expects its disruptive DNA synthesis platform will enable new opportunities including discovery partnerships for biologic drugs, and will enable new applications such as digital data storage in DNA.

“This collaboration is a strong example of the powerful connections that can be made leveraging synthetic biology approaches in both genomics and proteomics,” said SomaLogic Chief Executive Officer Roy Smythe, M.D. “The vast majority of drugs act on proteins, and this work with target identification and validation is directed at facilitating breakthrough discoveries with significant potential impact in biology and medicine.”

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About SomaLogic

SomaLogic seeks to deliver precise, meaningful, and actionable health-management information that empowers individuals worldwide to continuously optimize their personal health and wellness throughout their lives. This essential information, to be provided through a global network of partners and users, is derived from SomaLogic’s personalized measurement of important changes in an individual’s proteins over time. For more information, visit www.somalogic.com and follow @somalogic on Twitter.

SomaSignal™ tests are developed and their performance characteristics determined by SomaLogic, Inc. SomaLogic is a Clinical Laboratory Improvement Amendments (CLIA) certified, and College of American Pathologists (CAP) accredited laboratory.

The SomaScan Platform is for Research Use Only (RUO) and has not been cleared or approved by the US Food and Drug Administration for diagnostic or patient management purposes.

SomaLogic’s proprietary SomaScan Platform was designed to be a universal platform that can be applied across research and discovery, translational research and biopharmaceutical development, and clinical applications. SomaLogic can run approximately 7,000 protein measurements on a single 55 microliter plasma or serum sample. The company has run more than 450,000 samples to date.

About Twist Bioscience Corporation

Twist Bioscience is a leading and rapidly growing synthetic biology and genomics company that has developed a disruptive DNA synthesis platform to industrialize the engineering of biology. The core of the platform is a proprietary technology that pioneers a new method of manufacturing synthetic DNA by “writing” DNA on a silicon chip. Twist is leveraging its unique technology to manufacture a broad range of synthetic DNA-based products, including synthetic genes, tools for next-generation sequencing (NGS) preparation, and antibody libraries for drug discovery and development. Twist is also pursuing longer-term opportunities in digital data storage in DNA and biologics drug discovery. Twist makes products for use across many industries including healthcare, industrial chemicals, agriculture and academic research.

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Legal Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical facts contained herein, including without limitation, the ability of the collaboration to successfully create new novel antibodies and enable innovative drug discovery based on key disease biomarkers, are forward-looking statements reflecting the current beliefs and expectations of management made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other important factors that may cause Twist Bioscience’s or SomaLogic’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Such risks and uncertainties include, among others, the risks and uncertainties of the ability to attract new customers and retain and grow sales from existing customers; risks and uncertainties of rapidly changing technologies and extensive competition in synthetic biology could make the products Twist Bioscience is developing obsolete or non-competitive; risks of third party claims alleging infringement of patents and proprietary rights or seeking to invalidate Twist Bioscience’s or SomaLogic’s patents or proprietary rights; and the risk that Twist Bioscience’s or Soma Logic’s proprietary rights may be insufficient to protect their respective technologies. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to Twist Bioscience’s business in general, see Twist Bioscience’s risk factors set forth in Twist Bioscience’s Quarterly Report Form 10-Q filed with the Securities and Exchange Commission on August 9, 2021 and subsequent filings with the SEC. For a further description of risks relating to SomaLogic’s business in general and its proposed business combination with CM Life Sciences II Inc., see SomaLogic’s and CM Life Science II’s risk factors set forth in CM Life Science II’s Registration Statement on Form S-4 (File No. 333-256127) and the definitive proxy statement/prospectus included therein, and subsequent filings with the SEC. Any forward-looking statements contained in this press release speak only as of the date hereof, and each of Twist Bioscience, SomaLogic and CM Life Sciences II specifically disclaims any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Important Information About the Business Combination and Where to Find It

A full description of the terms of the business combination are provided in the Registration Statement, which include a prospectus with respect to the securities of the combined entity to be issued in connection with the business combination and a proxy statement with respect to the Special Meeting. CM Life Sciences II urges its investors, stockholders and other interested persons to read the definitive proxy statement/ prospectus included in the Registration Statement, as well as other documents filed with the SEC, because these documents contain important information about CM Life Sciences II, SomaLogic and the business combination. Stockholders may obtain a copy of the definitive proxy statement/prospectus, and other documents filed with the SEC, without charge, by directing a request to: c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065. The definitive proxy statement/prospectus can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

CM Life Sciences II and SomaLogic and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the business combination under the rules of the SEC. A list of the names of those directors and executive officers and a description of their interests is contained in the definitive proxy statement/prospectus included in the Registration Statement and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: c/o Corvex Management LP, 667 Madison Avenue, New York, New York 10065.

No Offer or Solicitation

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus.

Company Contacts
Emilia Costales	Angela Bitting
Corporate Communications at SomaLogic	SVP, Corporate Affairs at Twist Bioscience
720-798-5054	925-202-6211
ecostales@somalogic.com	abitting@twistbioscience.com

Investor Contacts

Marissa Bych or Lynn Lewis

Gilmartin Group LLC

investors@somalogic.com